Habit-Carbon II, LLC

Year Ended December 31, 2018
(See Independent Accountants' Compilation Report)

Habit-Carbon II, LLC

Year Ended December 31, 2018
(See Independent Accountants' Compilation Report)

Contents

stratagem
CERTIFIED PUBLIC ACCOUNTANTS

Members
Habit-Carbon II, LLC
Denver, Colorado

Independent Accountants' Compilation Report

Management is responsible for the accompanying financial statements of Habit-Carbon II, LLC (the "Company") which comprise the balance sheet as of December 31, 2018, the related statement of operations and members' equity for the year then ended and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements, nor were we required to perform any procedures to verify the accuracy or the completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

A statement of cash flows for the year ended December 31, 2018, has not been presented. Accounting principles generally accepted in the United States of America require that a statement of cash flows be presented when financial statements purport to present financial position and results of operations.

Stratagem PC
Certified Public Accountants

Lakewood, CO

March 22, 2019

1

14143 Denver West Parkway, Suite 450 | Lakewood, Colorado 80401 | 303.988.1900 | StratagemCPA.com

Habit-Carbon II, LLC

Balance Sheet
December 31, 2018
(See Independent Accountants' Compilation Report)

Assets

Current assets:		
Cash	$	24,960
Due from related parties		112,695
Total current assets		137,655
Property, equipment and improvements, at cost:		
Furniture and fixtures		12,203
Leasehold improvements		516,408
Machinery and equipment		254,931
		783,542
Less accumulated depreciation and amortization		4,279
Total property, equipment and improvements, net		779,263
Other assets:		
Security deposit		8,602
Total assets	$	925,520

Habit-Carbon II, LLC

Balance Sheet
December 31, 2018
(See Independent Accountants' Compilation Report)

Liabilities and Members' Equity

Current liabilities:		
Notes payable, members	$	50,450
Rent payable		44,791
Credit cards payable		7,203
Interest payable		2,848
Current portion of deferred rent		4,683
Total current liabilities		109,975
Long-term liabilities, net of current portion:		
Note payable, bank		525,782
Deferred rent		54,165
Total long-term liabilities		579,947
Total liabilities		689,922
Members' equity		235,598
Total liabilities and members' equity	$	925,520

Habit-Carbon II, LLC

Statement of Operations and Members' Equity
Year Ended December 31, 2018
(See Independent Accountants' Compilation Report)

Net sales	$	225
Operating expenses:		
Selling, general and administrative		115,362
Depreciation and amortization		4,279
Total operating expenses		119,641
Operating loss		(119,416)
Other expense:		
Interest expense		(2,848)
Net loss		(122,264)
Members' deficiency, beginning		(35,351)
Member contributions		393,213
Members' equity, ending	$	235,598

Habit-Carbon II, LLC

1. Nature of Operations and Summary of Significant Accounting Policies

<u>Nature of operations</u>

Habit-Carbon II, LLC ("the Company"), a Colorado limited liability company, organized in November 2014, owns and operates a restaurant located in Denver, Colorado. The restaurant did not commence operations until the last day of 2018.

<u>Cash and cash equivalents</u>

The Company considers currency on hand, demand deposits with banks or other financial institutions, treasury bills, commercial paper, money market funds or other investments with original maturities of three months or less to be cash. At December 31, 2018, cash consisted of currency on hand and demand deposits with banks.

The Company maintains its cash in bank deposit accounts in which the deposits are guaranteed by the Federal Deposit Insurance Corporation ("FDIC"). The operating accounts of the Company are held at institutions that provide coverage on non-interest bearing accounts, along with the balance of other accounts under common ownership, up to $250,000 per FDIC-insured depository institution. Topic 825 of the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC"), *Financial Instruments,* identifies such accounts as a concentration of credit risk requiring disclosure regardless of the degree of risk. Risk related to deposits held outside of institutions participating in the above program is managed by maintaining deposits with high quality financial institutions and monitoring cash such that balances are rarely, if ever, in excess of any applicable FDIC insurance limits that may be in place. In addition, management does not believe that the Company is exposed to any significant risk related to cash.

<u>Property, equipment and improvements</u>

Property, equipment and improvements are stated at cost. Depreciation and amortization is provided by use of the straight-line method over the estimated useful lives of the related assets for financial reporting purposes, which range from five to seven years. Depreciation and amortization expense for the year ended December 31, 2018 was approximately $4,300.

Repairs and maintenance are charged to operations as incurred. Major renewals and betterments that extend the useful lives of property and equipment are capitalized. The Company currently has no policy on capitalizing assets but will generally capitalize applicable purchases greater than $1,000.

<u>Deferred rent</u>

The Company entered into a lease agreement for its restaurant which contains provisions for future rent increases. The Company records monthly rent expense equal to the total of the payments due over the lease term, divided by the number of months of the lease term. The difference between rent expense and the amount paid pursuant to the lease is recognized as deferred rent, which is reflected as a separate line item in the accompanying balance sheet.

Notes to Financial Statements
Year Ended December 31, 2018
(See Independent Accountants' Compilation Report)

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Income taxes

As a Limited Liability Company, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company accounts for any uncertainty in tax positions on the basis of any position "more likely than not" to be sustained upon examination by an applicable tax authority based on the technical merits of the positions. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized. Tax positions which previously would have failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which the threshold is met. Conversely, previously recognized tax positions which no longer meet the more-likely-than-not recognition should be derecognized in the first subsequent financial reporting period in which the threshold is no longer met. The Company records a liability for the difference between the benefit recognized and measured pursuant to the applicable guidance and the tax position taken, or expected to be taken on the tax return. To the extent that the Company's assessment of such tax positions changes, the change in estimate is recorded in the period the determination is made. If applicable, the Company reports any tax-related interest and penalties as a component of income tax expense.

The Company files income tax returns in the U.S. federal jurisdiction and in the state of Colorado. No authorities have commenced income tax examinations as of the date of these financial statements.

Revenue recognition

The Company's revenue is generated by the sale of food and beverages and is recorded at the time of sale.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Advertising costs

Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred.   The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be received. There was no direct response advertising incurred for the year ended December 31, 2018.   Total advertising expense for the year ended December 31, 2018 was approximately $0.

2. Due from Related Parties

Certain members are affiliated with two other companies through common ownership. As such, the Company may, from time to time, advance funds to, received funds from, or share common expenses with any one of these affiliated entities.   The advances are typically short-term in nature and bear no interest.   As of December 31, 2018, the Company owed these affiliated entities approximately $112,700.

3. Note Payable, Bank

In December 2018, the Company entered into a Commercial Security Agreement for a Small Business Loan ("SBA") which allows for maximum borrowing of $659,900 bearing interest at prime plus 1.25%, 6.50% as of December 31, 2018. The loan requires monthly principal and interest payments of approximately $8,800, beginning thirteen months from the date of the agreement with the first payment due in January 2020.   During the period payments are not remitted, interest on the outstanding balance will continue to accrue.

As of December 31, 2018, the outstanding balance on the note was approximately $525,800.

4. Notes Payable, Members

During 2018, two members loaned the Company a total of $50,450 which does not bear interest and has no specific maturity date. As such, the balance has been classified as current as of December 31, 2018.

5. Commitments

On June 15, 2017 the Company entered into a 124-month lease agreement, commencing on September 1, 2017, that was amended at various dates with the final amendment executed in November 2018. The purpose of the amendments was to, among other matters, delay the rent commencement date and modify the monthly rent amount. Monthly rent payments of $8,600 were to commence in January 2018 with increases through December 2018.

Beginning January 2019, monthly rent will be approximately $8,800 plus the Company's proportionate share of common area expenses and utilities with annual increases to approximately $10,700 in the final year of the lease.

5. Commitments (continued)

In addition to the restaurant lease, in January 2019 the Company entered into two five year operating leases for equipment that require combined monthly payments of approximately $350 throughout the term of the leases.

The future minimum payments under the terms of the lease agreements are as follows for years ending after December 31, 2018:

Year Ended December 31,	Restaurant	Equipment	Total
2019	$ 105,805	$ 4,160	$ 109,965
2020	108,450	4,160	112,610
2021	111,161	4,160	115,321
2022	113,940	4,160	118,100
2023	116,788	4,160	120,948
Thereafter	497,090	-	497,090
	$ 1,053,234	$ 20,800	$ 1,074,034

6. Subsequent Events

As of the date of this report, the Company borrowed the remaining amount available on the note payable, bank resulting in a present outstanding balance of $659,900.

Subsequent events have been evaluated by management as of the date of these financial statements. This date represents the date the financial statements were available to be issued.